FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of April, 2002
                                          -----------

                             Trimark Oil & Gas Ltd.
                 (Translation of registrant's name into English)

                                     0-30196
                                    ---------
                                  (File Number)

      1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
      ---------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F   X     Form 40-F
                                   -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                No    X
                                                -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
                        Rule 12g3-2(b): 82-______________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Trimark Oil & Gas Ltd.
                                       ----------------------------------------
                                       (Registrant)

Date   April 26, 2002                By  /s/ "Nick DeMare"
       -----------------               ----------------------------------------
                                       Nick DeMare, Director
                                       (Signature)*

     *Print the name and title of the signing officer under his signature.

                                 BC Form 51-901F

                                QUARTERLY REPORT

Incorporated as part of:              X     Schedule A
                                   -------
                                            Schedules B & C
                                   -------
                                   (place x in appropriate category)
ISSUER DETAILS:
NAME OF ISSUER                     TRIMARK ENERGY LTD.
                                   (formerly Trimark Oil & Gas Ltd.)
                                   ---------------------------------------------
ISSUER ADDRESS                     #1305 - 1090 WEST GEORGIA STREET
                                   VANCOUVER, BC   V6E 3V7
                                   ---------------------------------------------
ISSUER TELEPHONE NUMBER            (604) 685-9316
                                   ---------------------------------------------
ISSUER FAX NUMBER                  (604) 683-1585
                                   ---------------------------------------------
CONTACT PERSON                     MR. NICK DEMARE
                                   ---------------------------------------------
CONTACT'S POSITION                 DIRECTOR
                                   ---------------------------------------------
CONTACT'S TELEPHONE NUMBER         (604) 685-9316
                                   ---------------------------------------------
CONTACT'S E-MAIL ADDRESS           ndemare@chasemgt.com
                                   ---------------------------------------------
WEBSITE                            N/A
                                   ---------------------------------------------
FOR QUARTER ENDED                  FEBRUARY 28, 2002
                                   ---------------------------------------------
DATE OF REPORT                     APRIL 26, 2002
                                   ---------------------------------------------

                                  CERTIFICATE
                                    -------
THE THREE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.
                                    -------

DONALD W. BUSBY            /s/ Donald W. Busby                 02/04/26
------------------         -------------------        --------------------------
NAME OF DIRECTOR           SIGN (TYPED)                   DATE SIGNED (YY/MM/DD)

NICK DEMARE                /s/ Nick DeMare                     02/04/26
------------------         -------------------        --------------------------
NAME OF DIRECTOR           SIGN (TYPED)                   DATE SIGNED (YY/MM/DD)

           (Signatures for this Form should be entered in TYPED form)

BC FORM 51-901F                                                       SCHEDULE A




--------------------------------------------------------------------------------


                              TRIMARK ENERGY LTD.
                       (formerly Trimark Oil & Gas Ltd.)

                   INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                            FOR THE SIX MONTHS ENDED
                               FEBRUARY 28, 2002

                      (Unaudited - Prepared by Management)

--------------------------------------------------------------------------------

BC FORM 51-901F                                                       SCHEDULE A

                               TRIMARK ENERGY LTD.
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (Unaudited - Prepared by Management)


                                                   As at              As at
                                                February 28,        August 31,
                                                    2002               2001
                                                     $                   $
                                  A S S E T S
CURRENT ASSETS
Cash                                                   82,203           214,390
Amounts receivable                                     41,564            48,942
Inventory                                                   -            70,050
Current portion of other assets (Note 3)              194,169           193,463
                                               --------------     -------------
                                                      317,936           526,845
PETROLEUM AND NATURAL GAS INTERESTS (Note 2)        4,868,492         7,022,246
OTHER ASSETS (Note 3)                                 641,880           619,080
                                               --------------     -------------
                                                    5,828,308         8,168,171
                                               ==============     =============

                             L I A B I L I T I E S

CURRENT LIABILITIES
Accounts payable and accrued liabilities            1,244,970           520,629
Advances (Note 4)                                     553,200           553,200
                                               --------------     -------------
                                                    1,798,170         1,073,829
                                               --------------     -------------

                     S H A R E H O L D E R S ' E Q U I T Y

                                               --------------     -------------
SHARE CAPITAL (Note 5)                             19,537,102        19,537,102
DEFICIT                                           (15,506,964)      (12,442,760)
                                               --------------     -------------
                                                    4,030,138         7,094,342
                                               --------------     -------------
                                                    5,828,308         8,168,171
                                               ==============     =============

APPROVED BY THE DIRECTORS


/s/ Donald W. Busby  , Director
-------------------------------

/s/ Nick DeMare      , Director
-------------------------------


          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                              TRIMARK ENERGY LTD.
              INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                      FOR THE SIX MONTHS ENDED FEBRUARY 28
                      Unaudited - Prepared by Management)



                                                         Three Months Ended                Six Months Ended
                                                            February 28,                     February 28,
                                                    ----------------------------    ---------------------------
                                                        2002             2001            2002           2001
                                                          $                $               $              $

REVENUES
Oil and gas sales                                         30,207         199,260         55,377         259,606
Interest and other                                        15,215          28,162         34,950          59,188
                                                    ------------    ------------    -----------     -----------
                                                          45,422         227,422         90,327         318,794
                                                    ------------    ------------    -----------     -----------

OTHER EXPENSES
Production                                                37,446          48,697         64,301          76,036
Depreciation, depletion and impairment                 1,273,755          60,612      2,922,260          88,296
General and administration                                95,740          95,221        167,970         141,841
                                                    ------------    ------------    -----------     -----------
                                                       1,406,941         204,530      3,154,531         306,173
                                                    ------------    ------------    -----------     -----------
NET INCOME (LOSS) FOR THE PERIOD                      (1,361,519)         22,892     (3,064,204)         12,621
DEFICIT - BEGINNING OF THE PERIOD                    (14,145,445)     (7,404,751)   (12,442,760)     (7,394,480)
                                                    ------------    ------------    -----------     -----------
DEFICIT - END OF THE PERIOD                          (15,506,964)     (7,381,859)   (15,506,964)     (7,381,859)
                                                    ============    ============    ===========     ===========
INCOME (LOSS) PER COMMON SHARE
     - BASIC AND DILUTED                                 ($0.47)           $0.01        $(1.05)           $0.01
                                                    ============    ============    ===========     ===========




          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                              TRIMARK ENERGY LTD.
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
                      FOR THE SIX MONTHS ENDED FEBRUARY 28
                      (Unaudited - Prepared by Management)




                                                        Three Months Ended               Six Months Ended
                                                           February 28,                    February 28,
                                                    --------------------------    -------------------------
                                                      2002           2001          2002           2001
                                                       $              $              $              $

CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES
Net income (loss) for the period                     (1,361,519)        22,892    (3,064,204)        12,621
Items not involving cash
     Depreciation, depletion and impairment           1,273,755         60,612     2,922,260         88,296
     Effect of unrealized foreign
          exchange gain (loss) on other assets          (17,273)         2,100       (29,925)       (31,185)
                                                    -----------    -----------    ----------     ----------
                                                       (105,037)        85,604      (171,869)        69,732
(Increase) decrease in amounts receivable               (18,447)       118,034         7,378         53,659
Decrease (increase) in inventory supplies                76,154        (91,625)       70,050        (91,625)
Increase (decrease) in accounts payable
     and accrued liabilities                            534,050       (108,557)      724,341       (271,760)
                                                    -----------    -----------    ----------     ----------
                                                        486,720          3,456       629,900       (239,994)
                                                    -----------    -----------    ----------     ----------
FINANCING ACTIVITIES
Issuance of common shares                                     -        260,000             -        260,000
Share subscriptions received                                  -        884,000             -        884,000
Share issue costs                                             -              -             -           (794)
                                                    -----------    -----------    ----------     ----------
                                                              -      1,144,000             -      1,143,206
                                                    -----------    -----------    ----------     ----------
INVESTING ACTIVITIES
Other assets                                              6,419              -         6,419              -
Additions to petroleum interests                       (544,503)      (687,899)     (768,506)    (1,300,993)
                                                    -----------    -----------    ----------     ----------
                                                       (538,084)      (687,899)     (762,087)    (1,300,993)
                                                    -----------    -----------    ----------     ----------
INCREASE (DECREASE) IN CASH                             (51,364)       459,557      (132,187)      (397,781)
CASH - BEGINNING OF PERIOD                              133,567        449,370       214,390      1,306,708
                                                    -----------    -----------    ----------     ----------
CASH - END OF PERIOD                                     82,203        908,927        82,203        908,927
                                                    ===========    ===========    ==========     ==========





          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                              TRIMARK ENERGY LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED FEBRUARY 28, 2002
                      (Unaudited - Prepared by Management)


1.       SIGNIFICANT ACCOUNTING POLICIES

         The interim consolidated financial statements of the Company have been prepared by management in accordance with generally accepted accounting principles in Canada. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.


2.       PETROLEUM AND NATURAL GAS INTERESTS


                                                         As at          As at
                                                     February 28,     August 31,
                                                         2002           2001
                                                           $              $

Evaluated Properties
     Acquisitions and leasehold costs                  5,830,465      5,829,076
     Exploration and development costs                 4,276,269      4,185,331
     Gathering facility                                  355,607        146,242
                                                     -----------    -----------
                                                      10,462,341     10,160,649
                                                     -----------    -----------
Unevaluated Properties
     Acquisitions and leasehold costs                  2,680,558      2,680,558
     Exploration costs                                 3,511,501      3,044,687
                                                     -----------    -----------
                                                       6,192,059      5,725,245
                                                     -----------    -----------
                                                      16,654,400     15,885,894
Less: accumulated depreciation,
    depletion and impairment                         (11,785,908)    (8,863,648)
                                                     -----------    -----------
                                                       4,868,492      7,022,246
                                                     ===========    ===========

BC FORM 51-901F                                                       SCHEDULE A

                              TRIMARK ENERGY LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED FEBRUARY 28, 2002
                      (Unaudited - Prepared by Management)


2.       PETROLEUM AND NATURAL GAS INTERESTS  (continued)

         During the six months ended February 28, 2002, the Company wrote down the carrying value of its petroleum and natural gas interests by $2,815,062 from the ceiling test performed effective February 28, 2002. The ceiling test is a cost-recovery test and is not intended to result in an estimate of fair market value.


3.       OTHER ASSETS

                                                           As at         As at
                                                       February 28,   August 31,
                                                           2002           2001
                                                              $             $
Convertible note                                           641,880       619,080
Loan to officer                                            194,169       193,463
                                                         ---------     ---------
                                                           836,049       812,543
Less current portion                                       194,169       193,463
                                                         ---------     ---------
                                                           641,880       619,080
                                                         =========     =========


4.       ADVANCES

         During the year ended August 31, 2001, the Company received $553,200 pursuant to a proposed $1 million convertible debenture financing. The terms initially proposed was that the debentures bear interest at 10% per annum with interest. In light of the current market conditions the Company and the subscribers are negotiating a revision to the terms and features. During the six months ended February 28, 2002, the Company has recorded $27,471 of interest expense, based on a rate of 10% per annum. The amount has been included in accounts payable and accrued liabilities. Hilton Petroleum Ltd. ("Hilton"), a public company which is a shareholder of the Company and in which certain of its officers and directors are also officers and directors of the Company, advanced $153,200.

BC FORM 51-901F                                                       SCHEDULE A

                              TRIMARK ENERGY LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED FEBRUARY 28, 2002
                      (Unaudited - Prepared by Management)


5.       SHARE CAPITAL


         Authorized - unlimited common shares without par value
         Issued and outstanding -
                                                      Number              $
         Balance, August 31, 2001 and
             February 28, 2002                       2,926,859        19,537,102
                                                   ===========       ===========

         On March 21, 2002, the Company completed a consolidation of its share capital on a 1 new for 7 old basis and changed its name to Trimark Energy Ltd. The comparative balances have been adjusted accordingly.


6.       RELATED PARTY TRANSACTIONS

         (a) During the six months ended February 28, 2002, the Company was charged $102,699 for management, professional, accounting and administrative fees provided by directors of the company or companies controlled by directors of the Company.

         (b)      As  at  February  28,  2002,   accounts  payable  and  accrued
                  liabilities include $122,807 due to Hilton and $9,000 due to a private corporation owned by a director of the Company.

         (c)      See also Notes 3 and 4.


7.       SEGMENTED INFORMATION

         As at February 28, 2002, the Company and its subsidiaries operated in one industry segment, the exploration for, and the development and production of crude oil and natural gas. The Company's current petroleum interests are located in the United States and its corporate assets are located in Canada. Identifiable assets, revenues and net loss in each of these geographic areas are as follows:

                                          Six Months Ended February 28, 2002
                                      ------------------------------------------
                                      Identifiable                      Net
                                         Assets       Revenues      Income(Loss)
                                           $              $              $
         United States                  5,141,078         65,300     (2,978,801)
         Canada                           687,230         25,027        (85,403)
                                      -----------   ------------    ------------
                                        5,828,308         90,327     (3,064,204)
                                      ===========   ============    ============

BC FORM 51-901F                                                       SCHEDULE A

                              TRIMARK ENERGY LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED FEBRUARY 28, 2002
                      (Unaudited - Prepared by Management)


7.       SEGMENTED INFORMATION (continued)

                                          Six Months Ended February 28, 2001
                                      ------------------------------------------
                                      Identifiable                      Net
                                         Assets        Revenues     Income(Loss)
                                           $               $             $
         United States                   9,781,180        267,328        77,500
         Canada                          1,239,514         51,466       (64,879)
                                       -----------   ------------   ------------
                                        11,020,694        318,794        12,621
                                       ===========   ============   ============

BC FORM 51-901F                                                       SCHEDULE B

                               TRIMARK ENERGY LTD.
                            SUPPLEMENTARY INFORMATION
                   FOR THE SIX MONTHS ENDED FEBRUARY 28, 2002


1.(a)    GENERAL AND ADMINISTRATIVE EXPENSES

         General and administrative expenses for the six months ended February 28, 2002:

                                                                           $

         Administration and accounting                                   39,290
         Audit and legal                                                 21,210
         Interest expense                                                27,471
         Foreign exchange                                               (15,243)
         Investor relations                                               6,000
         Management and professional                                     73,522
         Office                                                           7,478
         Transfer agent and regulatory filing                             8,242
                                                                       ---------
                                                                        167,970
                                                                       =========


1.(b)    RELATED PARTY TRANSACTIONS

         (a)      During the six months ended February 28, 2002, the Company:

                  i) was charged $102,699 for management, professional, accounting and administrative fees and professional fees provided by directors of the Company or companies controlled by directors of the Company;

                  ii) received $6,419 (US$4,000) loan repayment and recorded interest income of $5,256 (US$3,318) relating to a US $125,000 relocation loan provided to the President of the Company. As at February 28, 2002, interest income of $5,256 was received.

         (b) As at February 28, 2002, the Company has received $153,200 in advances from Hilton Petroleum Ltd. ("Hilton"), a public company which is a shareholder of the Company and in which certain of its officers and directors are also officers and directors of the Company.

         (c)      As  at  February  28,  2002,   accounts  payable  and  accrued
                  liabilities include $122,807 due to Hilton.

         (d)      As  at  February  28,  2002,   accounts  payable  and  accrued
                  liabilities include $9,000 due to a private corporation owned by a director of the Company.

BC FORM 51-901F                                                       SCHEDULE B

                               TRIMARK ENERGY LTD.
                            SUPPLEMENTARY INFORMATION
                   FOR THE SIX MONTHS ENDED FEBRUARY 28, 2002


2.(a)    NO SECURITIES WERE ISSUED DURING THE SIX MONTHS ENDED FEBRUARY 28, 2002


2.(b)    NO OPTIONS GRANTED DURING THE SIX MONTHS ENDED FEBRUARY 28, 2002


3.(a)    AUTHORIZED AND ISSUED SHARE CAPITAL AS AT FEBRUARY 28, 2002

                    Authorized                                  Issued
         Class      Par Value         Number            Number          Amount
         -----      ---------       ---------         ---------      -----------
         Common        WPV          Unlimited         2,926,859      $19,537,102

         On March 21, 2002, the Company completed a consolidation of its share capital on a 1 new for 7 old basis and changed its name to Trimark Energy Ltd.


3.(b)    OPTIONS AND WARRANTS OUTSTANDING AS AT FEBRUARY 28, 2002

                                           Exercise Price
         Security             Number          Per Share              Expiry Date

         Options              73,143            $1.05                 Jul. 23/02
         Options              17,857            $1.05                 Oct. 01/02
         Options             107,143            $1.05                 Jan. 25/04
         Options               7,143            $1.05                 Dec. 31/04
                          ----------
                             205,286
                          ==========

         Warrants            169,388            $5.88                 Apr. 11/02
         Warrants             16,938            $5.88                 Jun. 19/02
         Warrants             71,429            $3.64                 Jan. 16/03
         Warrants            242,857            $3.64                 Mar. 06/03
         Warrants            154,571            $4.34                 Aug. 15/03
         Warrants             57,143            $4.34                 Aug. 15/02
                           ---------
                             712,326
                           =========


3.(c)    SHARES IN ESCROW OR SUBJECT TO POOLING AS AT FEBRUARY 28, 2002

         1,488 shares remain held in escrow as at February 28, 2002.

BC FORM 51-901F                                                       SCHEDULE B

                               TRIMARK ENERGY LTD.
                            SUPPLEMENTARY INFORMATION
                   FOR THE SIX MONTHS ENDED FEBRUARY 28, 2002


3.(d)    LIST OF DIRECTORS AND OFFICERS AS AT FEBRUARY 28, 2002

         Directors:
               Donald W. Busby
               Nick DeMare
               George Muscroft
               Dick Darrow

         Officers:
               Donald W. Busby, President, Chairman & CEO
               Harvey Lim, Corporate Secretary

BC FORM 51-901F                                                       SCHEDULE C

                               TRIMARK ENERGY LTD.
                                QUARTERLY REPORT
                     FOR THE QUARTER ENDED FEBRUARY 28, 2002


MANAGEMENT DISCUSSION & ANALYSIS
--------------------------------

Description of Business

The Company is an independent oil and gas exploration company with its shares listed for trading on the TSX Venture Exchange. The Company's shares also trade on the OTC Bulletin Board. The Company's business focus is exploring for and developing oil and gas reserves. To date, the primary focus of its activity has been in the San Joaquin and Sacramento Basins of California. The Company is involved in a number of high potential exploration projects in this area, the most notable being the East Lost Hills project and Regional California.

Election of Directors and Appointment of Officers

At the annual general meeting held February 22, 2002, Messrs. Donald W. Busby, Richard Darrow, Nick DeMare and George Muscroft were re-elected as directors. The Company also re-appointed Mr. Busby as President and Chief Executive Officer and Mr. Harvey Lim as Corporate Secretary.

Operations

During the six months ended February 28, 2002, the Company recorded a loss of $3,064,204 ($1.05 per share), an increase in loss of $3,076,825 from an income of $12,621 ($0.01 per share) incurred in 2001. The increase in loss for 2002 was due primarily to a writedown of $2,815,062 relating to the Company's abandonment of its involvement in the San Joaquin Joint Venture and Regional California petroleum and natural gas interests.

Revenue from oil and gas sales decreased by 79% during 2002, from $259,606 in 2001 to $55,377 in 2002. The decrease in 2002 was due to the significant decrease in ELH #1 production compared to 2001. Production at ELH #1 will remain at constrained levels until a water disposal well is completed.

Revenue from oil sales decreased 50% from $52,848 in 2001 to $26,313 in 2002. Oil production decreased 24% from 1,264 BBLS in 2001 to 962 BBLS in 2002 and average selling prices received decreased 35%, from $41.82/BBL in 2001 to $27.34/BBL in 2002. Revenue from natural gas sales decreased 86%, from $206,758 in 2001 to $29,064 in 2002. Natural gas production decreased 67%, from 26,776 MCF in 2001 to 8,858 MCF in 2002. In addition, the average selling price of natural gas during 2002 received by the Company decreased 53%, from $7.73/MCF in 2001 to $3.63/MCF in 2002.

The Company's production expenses decreased 15% to $64,301 in 2002 from $76,036 in 2001. On a per unit basis, production expenses increased to $4.39/MCF in 2002 from $2.84/MCF in 2001, reflecting the impact of the reduced production in 2002.

During the six months ended February 28, 2002, the Company recorded depreciation and depletion charges of $107,201, compared to $88,296 in 2001. The depreciation and depletion rate increased from $3.29/MCFE in 2001 to $7.33/MCFE in 2002. In addition, the Company recorded a non-cash impairment charge of $2,815,062 during

BC FORM 51-901F                                                       SCHEDULE C

                               TRIMARK ENERGY LTD.
                                QUARTERLY REPORT
                     FOR THE QUARTER ENDED FEBRUARY 28, 2002


MANAGEMENT DISCUSSION & ANALYSIS (continued)
--------------------------------

the six months ended February 28, 2002 as a result of the ceiling test performed effective February 28, 2002. The increased depreciation and depletion rate and the impairment charge reflect the unsuccessful exploration results in Regional California and the Company's abandonment in the San Joaquin Joint Venture. The ceiling test is a cost recovery test and is not intended to result in an estimate of fair market value.

General and administrative costs increased by $26,129, from $141,841 in 2001 to $167,970 in 2002. Of the increase, $21,204 is attributed to the effect of unrealized foreign exchange rate fluctuations on U.S. dollar denominated balances. The Company recorded a $15,243 foreign exchange gain in 2002, compared to foreign exchange gain of $36,447 in 2001. Management and professional fees increased by $25,754 from $47,768 in 2001 to $73,522 in 2002. The Company also recorded a $27,471 interest expense on the $553,200 advances which were made late in the fiscal year ended August 31, 2001.

During the six months ended February 28, 2002, the Company recorded $768,506 in expenditures on its petroleum interests, which was primarily comprised of the funding of: i) $712,064 towards the East Lost Hills and San Joaquin Projects, mainly in the funding of the drilling of the ELH #4 and #9 wells and Pyramid Hills prospect; and ii) $56,442 for the acquisition, exploration and drilling costs of the Regional California Prospects. As at $878,899 remained unpaid and has been recorded as amounts due to operators.

Liquidity and Capital Resources

At February 28, 2002, the Company had a working capital deficit of $1,480,234. A significant portion of this working capital deficit arises from amounts due to the operator of East Lost Hills. The Company has recorded a net amount due to the operator of $878,899. The Company does not agree with the amount claimed as owing by the operator and has advised them of the principal areas of disagreement with the balance claimed. While the adjustments requested are significant they will not eliminate the recorded payable.

The disappointing operating results at East Lost Hills and specifically, the ability to advance this project and demonstrate its viability, has resulted in a very low stock price for the Company, making it very difficult to raise additional funding. As the Company's main oil and gas asset is the East Lost Hills project, there is a direct relationship between positive operating developments and the Company's ability to raise additional capital for the project. In the past, the Company had been able to raise substantial funds to sustain development costs. Over the past few months, the Company has not been able to raise additional capital for this project, either through additional equity placement or sale of a portion of its interest in the project and the cash flow from the project has not been sufficient to sustain development costs. The cash flow from this project will be dedicated to paying down amounts owing to the operator. Immediately prior to the scheduled testing of the ELH #4 well, the operator raised the issue of outstanding balances, and refused to proceed with testing of the well. While the Company appreciates that the operator must seek to protect its interest; completion of testing may produce the results to allow additional fund raising to proceed. The Company does not have the funds to pay the full amounts the operator claims as owing and which they are requesting

BC FORM 51-901F                                                       SCHEDULE C

                               TRIMARK ENERGY LTD.
                                QUARTERLY REPORT
                     FOR THE QUARTER ENDED FEBRUARY 28, 2002


MANAGEMENT DISCUSSION & ANALYSIS (continued)
--------------------------------

to be paid before they proceed to test the well. The Company understands that the operator proposes to negotiate to amend the terms of the operating agreement to put in place provisions to allow the operator to recover substantially more than the costs outstanding. No formal proposal has been received from the operator. The joint venture participants are in discussion with respect to this matter.

The Company requires further financing to fund the ongoing exploration costs at East Lost Hills. Such financing could be by way of the operator continuing to fund costs, additional equity financing or some other form of financing including the sale of a portion of the Company's interest in the assets. There is no assurance that the Company will be able to obtain any further financing for this project and the impact of this on the Company is not known.

Properties Update

1.       General

         With the change in operator at the East Lost Hills project the Company anticipated that the future development of the project would proceed rapidly and with minimal operational problems. To the contrary, the ongoing development of this project has continued to be plagued with problems. The slow pace of development and progress on key operational issues have had a negative impact on the Company's stock price. The apparent indifference of the operator and the lack of appreciation of the impact of their operations on the Company and other participants in the East Lost Hills project are cause for concern. It has been almost four years since the initial test well on this prospect commenced and while the promise remains; it remains to be seen whether it can be realized. The Company must consider all of its options to protect its interests.

2.       East Lost Hills Wells

         (a)      East Lost Hills #1

         The ELH #1 well continues to produce at constrained levels, still requiring water disposal facilities. The operator has reported that they have been unable to negotiate a contract with the owner of the land at the proposed site of the disposal well. The operator has indicated that it has contacted an alternate surface owner in the same area and that they are attempting to negotiate access to this surface for a water disposal well.

         The inability to demonstrate what production could be, if a proper water disposal system were in place, has had a negative impact on this project.

         It is not known when this water disposal well will be completed or, once completed, the impact the availability of this extra capacity will have on production from the ELH #1 well.

BC FORM 51-901F                                                       SCHEDULE C

                               TRIMARK ENERGY LTD.
                                QUARTERLY REPORT
                     FOR THE QUARTER ENDED FEBRUARY 28, 2002


MANAGEMENT DISCUSSION & ANALYSIS (continued)
--------------------------------
         (b)      East Lost Hills #2

         The ELH #2 well was drilled to a total depth of 18,011 feet and production testing was completed. The well was suspended as a potential producer pending availability of water disposal facilities.

         (c)      East Lost Hills #3

         The ELH #3 well was drilled to a total depth of 21,750 feet, in a separate structural block than the other East Lost Hills wells, and production testing was completed. Initial testing did not result in any production from the zone tested. The well may be re-entered at a later date for further testing or sidetracking.

         (d)      East Lost Hills #4

         The ELH #4 well was drilled to its total depth of about 20,530 feet. The well was logged and a completion program was approved by all partners. Final casing has been run and a production liner has been installed in anticipation of a production test. The operator has recently notified the Company and other working interest participants that, due to non-payment of amounts billed, and as the operator does not have the right, under the existing operating agreements, to recover more than its costs, with interest, that it will not commence production testing of the #4 well. See also "Liquidity and Capital Resources".

         (e)      East Lost Hills #9

         The ELH #9 well has  reached  its  total  depth of about  21,100  feet.
         Current operations include running final casing and preparation for production testing. The issues of outstanding accounts, while not yet raised by the operator, are expected to come up before a production test will occur. This will further impact the progress of this project.

3.       San Joaquin

         The Company held an interest in the Greater San Joaquin Basin Joint Venture. The only active drill prospect in this joint venture was the Pyramid Hills prospect. A well was spud at Pyramid Hills in late November 2001.

         The Company has withdrawn from participation in this joint venture and accordingly, no longer has an interest in the Pyramid Hills prospect. The well at Pyramid Hills is a wildcat exploratory well that could cost up to US$25 million.

Investor Relations Activities

During the six months ended February 28, 2002, the Company terminated the investor relations agreement with Eland Jennings Investor Services ("Eland Jennings"). The Company paid $6,000 to Eland Jennings.


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